PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

09046717

BY COURIER

No/Date : FΙΔ1 : 283|20-7-2009

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

SEC
Mail Processing
Section
JUL 23 2009
Washington, DC
100

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Bid Submission by PPC and Golden Energy One Holdings Ltd Joint Venture in the Tender launched by the Government of Montenegro for the acquisition of shares of EPCG.

PPC SA announces that, in Joint Venture with Golden Energy One Holdings Ltd (Restis Group of Companies), submitted on July 17th 2009, the bid for the Tender launched by the Government of Montenegro for the acquisition of shares and participation in the share capital increase, up to a 45% stake in the company Electroprivreda Crne Gore AD Niksic (EPCG).

EPCG is the vertically integrated electric utility of Montenegro active in generation, distribution and supply of electricity. The installed capacity of the company's power plants is 868MW (210 MW thermal and 658 MW hydroelectric)and the annual net generation of energy is 2,045 GWh, supplying 322.5 thousand customers.

Athens 20-7-2009

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

No/Date : F|D1:279|17-7-2009

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

SEC
Mail Processing
Section

JUL 23 2009

Washington, DC
100

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Regarding today's press articles (Friday, July 17, 2009) on the energy planning of PPC S.A and delays being faced in the implementation of the capex programme, the Company clarifies the following:

1. With respect to the delays in the capex program, these have already been communicated during the Shareholders' General Assembly on June 25, 2009 and the relevant presentation together with the speech delivered by the Chairman and CEO are available on the corporate website (www.dei.com.gr).

   The delays are due to:
   - Various external factors causing difficulties and delays, which the Company is making every effort to overcome in the shortest possible time period, and
   - Internal weaknesses stemming from the way the company had been used to operate from the past and which the management is focusing to address in order to improve planning and execution efficiency

   The company would like to confirm to all stakeholders that, the completion of the planned investments within the shortest possible time frame and with the maximum possible return to shareholders is of the highest priority.

2. With respect to press articles on the development of nuclear plants, it is clarified that:

   - PPC has never planned or is planning to construct nuclear plants, and has repeatedly in the past denied relative press comments. This applies also to today's press articles.
   - Although the energy planning of the country is not the responsibility of PPC, the Company, as the largest electric utility in Greece, is obliged to express its opinion towards the competent State authorities regarding the energy planning of the country and the energy mix that secures supply of electricity at the lowest possible price for future generations. This does not in any case constitute change in the approved Business Plan and the associated investments in power plants.

Athens, July 17, 2009